UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2002

KOWLOON-CANTON RAILWAY CORPORATION
(Translation of registrant's name into English)

KCRC House, 9 Lok King Street, Fo Tan, Sha Tin, New Territories, Hong Kong
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

[If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-______________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOWLOON-CANTON RAILWAY CORPORATION

Date June 25, 2002

By ______________________

Name: Jeffrey Cheung

Title: Deputy Director, Finance

HK1:#22003603v2

新聞稿
Press release

25 June 2002

KCRC wins bid for Sha Tin to Central Link

The Kowloon-Canton Railway Corporation (KCRC) today welcomed the Government's announcement that it had won the bid to build and operate the Sha Tin to Central Link (SCL).

The Corporation submitted its proposal for the project in July 2001 in competition with the MTR Corporation Limited.

Welcoming the decision, the Chairman of the KCRC, Mr Michael Tien, said, "This is great news for the Corporation and, more importantly, for commuters who will be able to travel between Hong Kong Island and the New Territories on one railway network."

The 17.1 km new line will run from Tai Wai to Central West and will have 10 stations.

It will be combined with Ma On Shan Rail, allowing passengers from Ma On Shan to travel to and from Central without interchange. Passengers currently travelling on East Rail will be able to interchange with the new line either at Tai Wai or Hung Hom.

"This will mean considerable savings for the commuting public in the New Territories, both in terms of time and money," said Mr Tien.

KCRC will operate the SCL as a part of the existing East Rail network, with the same management team. "Resources such as maintenance and control facilities will be shared resulting in cost savings," said Mr K Y Yeung, Chief Executive Officer of the KCRC.

KCRC's proposal includes a major reconfiguration of Hung Hom Station to allow for significant increase in traffic volume. The new configuration will allow the future West Rail and Kowloon Southern Link (KSL) passengers to

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Connie Law, Manager (Media): 2688 1772　After office hours: 7111 8218 A/C 7584